SECURITIES 11022287 ON

OMB APPROVAL	
OMB Number:	3235-0123
Expires: April 30, 2013	
Estimated average burden	
hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAY 3 1 2011
Washington, DC
110

SEC FILE NUMBER
8 - 48651

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/10 (MM/DD/YY) AND ENDING 03/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hyundai Securities (America), Inc. and Subsidiary

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1370 Avenue of the Americas, Suite 2200
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yoon Gu Eric Lee (212) 265-2760
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Yoon Gu Eric Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hyundai Securities (America), Inc. and Subsidiary, as of March 31 ,20 11 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

OMAWATTI GARDNER
Notary Public, State of New York
Qualified in Queens County
Reg. No. 01GA6217430
My Commission Expires Feb. 8, 2014

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HYUNDAI SECURITIES (AMERICA), INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENT OF
FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

MARCH 31, 2011

HYUNDAI SECURITIES (AMERICA), INC. AND SUBSIDIARY

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Hyundai Securities (America), Inc.

We have audited the accompanying consolidated statement of financial condition of Hyundai Securities (America), Inc. and Subsidiary (collectively, the "Company") as of March 31, 2011. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hyundai Securities (America), Inc. and Subsidiary as of March 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
May 27, 2011

HYUNDAI SECURITIES (AMERICA), INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

March 31, 2011

ASSETS	
Cash and cash equivalents	$ 3,408,460
Receivables from broker-dealers and clearing organizations, including clearing deposit of $100,000	234,450
Securities owned, at fair value	1,782,908
Investment in private company, at fair value	17,222,976
Receivable from Parent	75,448
Deferred income tax asset	339,441
Accrued interest receivable	38,042
Prepaid income taxes	98,989
Other assets	152,735
	$ 23,353,449
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities, accounts payable and accrued expenses	$ 86,319
Stockholder's equity	
Common stock, $.01 par value, 1,000 shares authorized, 220 shares issued and outstanding	2
Additional paid-in capital	31,999,998
Accumulated deficit	(8,732,870)
Total stockholder's equity	23,267,130
	$ 23,353,449

See accompanying notes to the consolidated financial statement.

1. Nature of operations

Hyundai Securities (America), Inc. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a subsidiary of Hyundai Securities Co., Ltd. (the "Parent"), located in Seoul, South Korea. The Company is principally involved in the brokerage of U.S. and Korean securities and also engages in underwriting activities.

Hyundai Securities (America) Investment Advisors ("HSAIA") is a wholly-owned inactive subsidiary of the Company. At March 31, 2011, HSAIA had no assets and no liabilities, and no income or expenses for the year then ended.

2. Summary of significant accounting policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The consolidated financial statements include the accounts of the Company and its wholly-owned inactive subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers U.S. treasury bills or certificates of deposit with short-term maturities, and money market accounts, and mutual funds to be cash equivalents.

Valuation of Investments in Securities and Securities at fair value – Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. GAAP establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

2. Summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at fair value – Definition and Hierarchy (continued)

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 2. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Investment in Private Company

The investment in the company is valued, as a practical expedient, utilizing the net asset valuations provided by the underlying private investment company, without adjustment, when the net asset valuations of the investments are calculated in a manner consistent with GAAP for investment companies. The Company applies the practical expedient to its investments in private companies on an investment-by-investment basis, and consistently with the Company's entire position in a particular investment, unless it is probable that the Company will sell a portion of an investment at an amount different from the net asset valuation. If it is probable that the Company will sell an investment at an amount different from the net asset valuation or in other situations where the practical expedient is not available, the Company considers other factors in addition to the net asset valuation, such as features of the investment, including subscription and redemption rights, expected discounted cash flows, transactions in the secondary market, bids received from potential buyers, and overall market conditions in its determination of fair value.

2. Summary of significant accounting policies (continued)

Investment in Private Company (continued)

Investment in private companies are included in Level 3 of the fair value hierarchy. In determining the level, the Company considers the length of time until the investment is redeemable, including notice and lock-up periods or any other restriction on the disposition of the investment. The Company also considers the nature of the portfolios of the underlying private investment companies and their ability to liquidate their underlying investments. If the Company has the ability to redeem its investment at the reported net asset valuation as of the measurement date, the investment is generally included in Level 2 of the fair value hierarchy. If the Company does not know when it will have the ability to redeem the investment or it does not have the ability to redeem its investment in the near term, the investment is included in Level 3 of the fair value hierarchy.

Securities Owned

Securities owned are valued at market and unrealized gains and losses are reflected in the consolidated statement of operations. Other securities traded in the over-the-counter markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

Equipment

Equipment is at stated cost less accumulated depreciation. The Company provides for depreciation using the straight-line method over 3 years.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Translation of Foreign Currency

The Company adheres to the accounting and reporting requirements in accordance with GAAP relating to, "Foreign Currency Translation." The Company's functional currency is the United States dollar. Assets and liabilities denominated in nonfunctional currencies are translated into U.S. dollar amounts at the year end exchange rate. Purchases and sales of investments, and income and expenses that are denominated in nonfunctional currencies are translated into U.S. dollar amounts on the transaction date. Adjustments arising from currency translation are reflected in the consolidated statement of operations.

The Company does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net trading and investment income in the consolidated statement of operations.

2. Summary of significant accounting policies (continued)

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's consolidated financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before fiscal year ended March 31, 2007. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with the U.S. federal and state tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity.

This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

Revenue and Expense Recognition From Securities Transactions and Commission Income

Securities transactions and the related revenues and expenses are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recognized when earned. Commission income is recorded when earned.

3. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with GAAP. See Note 2 for a discussion of the Company's policies regarding this hierarchy.

The following table presents information about the Company's assets and liabilities measured at fair value as of March 31, 2011:

Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance March 31, 2011
Securities owned, at fair value:				
Debt securities	$ 1,425,020	$ 357,888	$ -	$ 1,782,908
Investment in private company, at fair value:				
Common shares	$ -	$ -	$ 17,222,976	$ 17,222,976

The following table presents additional information about Level 3 assets and liabilities measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

3. Fair value measurements (continued)

Changes in Level 3 assets and liabilities measured at fair value for the year ended March 31, 2011:

	Beginning Balance April 1, 2010	Realized & Unrealized Gains (Losses)	Purchases Sales and Settlements	Ending Balance March 31, 2011	Change in Unrealized Gains (Losses) for Investments still held at March 31, 2011
Assets					
Investments in private company, at fair value Common shares	$ 389,100	$ 82,342	$ 16,751,534	$ 17,222,976	$ 74,076

Realized and unrealized gains and losses are included in net trading and investment gain in the statement of operations. The change in unrealized gains (losses) for the year ended March 31, 2011 for investments still held at March 31, 2011 of $74,076 is reflected in net trading and investment gain in the statement of operations.

4. Transactions with related parties

Parent

The Company has a commission sharing agreement with the Parent, in which the Company receives a portion of the gross commission earned in connection with trades executed by the Parent that are introduced by the Company. Receivable from Parent includes commissions due to the Company and balances resulting from such trades. Substantially all of the Company's commission income was derived from transactions executed in accordance with this agreement. In addition, the Parent custodies all proprietary Korean equity positions held by the Company. At March 31, 2011 the Company has a receivable of approximately $75,000 which is related to this agreement.

Investment in Private Company

The investment in private company is a related party under common ownership and control. In February 2011, the Company contributed $8,934,373 of cash and $8,214,527 of debt instruments to the private company. The Company owns approximately 37% of the private company is approximately 37%. At March 31, 2011, the underlying assets of the private company consist of approximately $22.5 million in cash, approximately $23.2 million in debt securities, approximately $467,000 of due from broker. At March 31, 2011 approximately $75,000 of unrealized gains on the private investment is included in net trading and investment gains on the consolidated statement of operations.

5. Income taxes

At March 31, 2011, the Company has federal, state and city capital loss carry-forwards of approximately $74,000 that can be carried forward for five years, expire beginning in March 2015, and that can only be used to offset future capital gains. At March 31, 2011, the Company has federal, state and city net operating losses of approximately $181,000, $730,000 and $789,000, respectively, which begin to expire in 2026. As a result of the above, the Company has recorded the combined deferred tax asset of approximately $339,000 at March 31, 2011.

6. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to $250,000. At March 31, 2011, the Company had net capital of $5,189,577 which was $4,939,577 in excess of its required minimum net capital of $250,000.

7. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraphs (k)(2)(i) and (ii), and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

8. Concentrations of credit risk

The Company maintains its cash and cash equivalent balances in various financial institutions. The Company does not believe that it has any significant risk with respect to its cash or cash equivalents. In addition, a substantial amount of the Company's assets are invested in the security of a single issuer.

9. Commitments

Lease

The Company is obligated under an operating lease for its New York office space that expires in December 2011.

Future minimum annual rental payments (exclusive of other charges as defined in the operating lease) are approximately $134,000 for the year ending March 31, 2012.

Rent expense under this operating lease for the year ended March 31, 2011 was approximately $172,000.

10. Off-balance sheet risk

Pursuant to a clearance agreement, the Company introduces some of its securities transactions to a clearing broker on a fully-disclosed basis. Customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In addition, the receivables from broker-dealers are pursuant to these clearance arrangements.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.